EXHIBIT 12
DENBURY RESOURCES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine months ended Sept. 30
	2003	2004	2005	2006	2007	2008
(amounts in thousands)
Earnings:
Pretax income from continuing operations	$80,153	$121,840	$248,041	$329,574	$393,414	$553,281
Plus: Equity in (earnings) loss of affiliates	(256)	136	(314)	(776)	1,110	(3,796)
Plus: Distributions of equity investee	57	508	528	925	1,427	4,853
Plus: Amortization of capitalized interest	—	—	—	53	169	89
Plus: Fixed charges (below)	23,893	20,412	21,059	37,533	55,917	47,859
Less: Interest capitalized			(1,649)	(11,333)	(20,385)	(19,524)

Earnings	$103,847	$142,896	$267,665	$355,976	$431,652	$582,762

Fixed Charges:
Interest expense	$23,201	$19,468	$17,978	$23,575	$30,830	$23,988
Capitalized interest	—	—	1,649	11,333	20,385	19,524
Interest component of rent expense	692	944	1,432	2,625	4,702	4,347
Imputed preferred dividend	—	—	—	—	—	—
Preferred dividend tax effect	—	—	—	—	—	—

Fixed charges	$23,893	$20,412	$21,059	$37,533	$55,917	$47,859

Ratio of earnings to fixed charges	4.3	7.0	12.7	9.5	7.7	12.2